Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 2 to the Registration Statement (Form S-3, No. 333-123017) and related Prospectus of Neurobiological Technologies, Inc. for the registration of $25,000,000 of its common stock and to the incorporation by reference therein of our reports dated September 27, 2005, with respect to the financial statements of Neurobiological Technologies, Inc., Neurobiological Technologies, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Neurobiological Technologies, Inc. included in its Annual Report (Form 10-K) for the year ended June 30, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
February 21, 2006